EXHIBIT 12(b)

Ratio of Earnings to Fixed Charges
Union Pacific Corporation and Subsidiary Companies
(Unaudited)

	Nine Months Ended September 30,

Millions of Dollars, Except Ratios	2003	2002

Earnings:
Income from continuing operations before cumulative effect of accounting change	$723	$897
Undistributed equity earnings	24	(39)

Total earnings	747	858

Income taxes	413	532

Fixed charges:
Interest expense including amortization of debt discount	440	478
Portion of rentals representing an interest factor	118	32

Total fixed charges	558	510

Earnings available for fixed charges	$1,718	$1,900

Ratio of earnings to fixed charges	3.1	3.7